082-03116

GREAT QUEST METALS LTD.

RECEIVED
2008 DEC 15 A 6:3

SUPPL

December 1, 2008

08006236

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Third Quarter Report and financial statements for the nine months ended September 30, 2008.

Please be advised, that in accordance with National Instrument 51-102, the Third Quarter Report was mailed to shareholders on December 1, 2008.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
DEC 17 2008
THOMSON REUTERS

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Third Quarter Report to Shareholders - For the Nine Months Ended September 30, 2008
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

During the Third Quarter of Fiscal 2008, Great Quest began the process to acquire a major phosphate deposit in Mali and completed a drill program on its Taseko copper-gold-molybdenum project in British Columbia.

On November 21, 2008, the Malian Government issued a letter declaring the Company to be the successful bidder for the Tilemsi Phosphate project. This award was made conditional on the Company's placing funds in a Malian bank and reaching an agreement on the final terms of the acquisition.

The scheduled Taseko project drill program was completed on the Empress copper-gold zone, where mineralization was intersected in 4 drill holes, and in the Granite Creek zone. The Taseko copper-gold-molybdenum property is located 225 km north of Vancouver, BC.

Tilemsi Phosphate Project, Mali

On July 22, 2008, Great Quest was selected to proceed with negotiations towards its acquisition of the Tilemsi phosphate project in eastern Mali near Bourem, on the Niger River. Subsequently, on November 21, 2008, the Malian government issued a definite letter on this award which is conditional upon the Company coming to agreement with the Malian Government on the final details of the purchase. The Malian Government also requires that the Company have the purchase price of $1,500,000 available in its bank account pending negotiation of the details of the deal.

The Tilemsi project consists of three agricultural phosphate deposits, which, aligned from northwest to southeast, include the Tamaguilelt, Chanamaguel and Tin Hina as well as a processing plant. The Tamaguilelt area is located 105 kilometres northeast of the town of Bourem, which is situated on the east side of the Niger River, 95 km north of the regional centre of Gao. The former producing plant had a capacity of 36,000-tonne per year, and is equipped for pulverizing and bagging the phosphate.

This important agricultural fertilizer project would transform the Company into a producing entity, and support a key sector of the Malian economy. On completion of the final agreements, Great Quest intends to finance the reactivation of the existing Tilemsi phosphate plant and to carry out exploration to establish a NI 43-101 compliant mineral resource on each of the three phosphate mineral deposits.

The reported historical resource of the Tamaguilelt deposit, first documented by A. Allon (1959) and confirmed by various studies, consists of 11,302,000 tonnes 27% P_2O_5 over an average width of 1.6 metres. Five samples taken recently by company geologists from pits over an 85 m distance ranged from 28.6 to 29.6% P_2O_5 with the thickness of the phosphate layer ranging from 2.3 to 2.5 m.

As the mineral resource study predates NI 43-101, it must be declared that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

The current price for this Natural Phosphate of Tilemsi in Mali is about $250 per tonne. The potential market in Mali is estimated by the Department of Agriculture is 186,000 tonnes annually.

Taseko Copper-Gold-Molybdenum Property, BC

The feature of the 2008, Taseko, drill program was the extension of the zone of copper-gold mineralization on the Empress deposit to the east where four holes were drilled. The best drill hole was Hole 08-67 which intersected 23.77 m of 0.286 grams per tonne gold and 0.50% copper.

Taseko Copper-Gold-Molybdenum Property, BC (continued)

Drilling in the Granite Creek molybdenum zone indicated that it strikes northeast.

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc. of Denver estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

Kenieba and Bourdala Gold Concession, Mali

There was no activity on the Kenieba concession or Bourdala concessions during the Third Quarter. In a January 28, 2008 report, Carl G. Verley (P. Geo.) defined a NI 43-101 compliant, mineral resource of 324,000 ounces of gold on the Djambaye 2 gold zone within the Kenieba concession. This equates to 2,574,000 tonnes of 3.92 grams per tonne or 10.08 tonnes of gold. The mineral resource calculation was made over a length of 1,850 metres and a range of depth varying from 100 to 150 metres. Over parts of its length, the Djambaye 2 actually consists of 2 zones, the Djambaye 2A and the Djambaye 2B. The 2A zone averages 2.98 metres in thickness whereas the 2B zone averages 2.24 metres. The Djambaye 2 zone has been traced for 4,000 metres on the surface and is open in both directions and to depth.

Future Programs

If the Company is successful in acquiring the Tilemsi project, the focus for 2009 will be on bringing that project to production and completing a mineral resource study on the 3 phosphate deposits. The Company is seeking to advance its gold projects in Mali and BC through joint ventures.

The Exploration Team

Planning for and supervision of the projects in Mali is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. The Company retained Merit Consultants International Inc. for a review of the Tilemsi plant. Planning for and supervision of the Taseko project in British Columbia is carried out by Jay W. Page, P. Geo. and Willis W. Osborne. Carl G. Verley and Jay W. Page are the Independent Qualified Persons under National Instrument 43-101.

Overview of Performance

During the Third Quarter of Fiscal 2008, the Company's assets decreased by $96,127 to $6,383,375. This is mainly due to the $126,375 operating loss incurred during the period. The Company's working capital decreased by $756,355 from a working capital of $465,771 at the end of the Second Quarter of Fiscal 2008 to a working capital deficit of ($290,584) at the end of the Third Quarter of Fiscal 2008. This is mainly due to $627,981 being spent on the Taseko Property during the period.

Liquidity and Capital Resources

There were no share capital transactions during the Third Quarter of Fiscal 2008.

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an operations office in Mali.

The net loss for the Third Quarter of Fiscal 2008 was $126,375 or $0.004 per share compared to a net loss of $107,964 or $0.005 per share in the Third Quarter of Fiscal 2007. This represents an increase in net loss of $18,411.

Results of Operations (continued)

The main reason for the increase is due to $66,488 being spent on project examination costs related to the acquisition of the Tilemsi Phosphate Project. The increase was partially negated by a decrease in stock-based compensation of $33,841 and a foreign exchange gain totaling $21,792. The decrease in stock-based compensation is the result of a reduction in the number of options granted in the Third Quarter of Fiscal 2008 compared to the Third Quarter of Fiscal 2007. The foreign exchange gain is the result of a Company trade payable being held in Malian dollars. With the recent increase in the strength of the Canadian dollar versus the Malian dollar, the Company was able to realize a foreign exchange gain of $21,792 in the Third Quarter of Fiscal 2008.

Other highlights from operations are as follows: Rent increased by $5,901; and Promotion, travel and shareholder relations decreased by $6,245. Rent increased because the cost sharing arrangement with African Metals Corporation ended in the prior year. African Metals Corporation had previously shared the office costs with the Company. However, during Fiscal 2007, African Metals Corporation moved to another location. As a result, the Company is paying the full costs of the rental of the office. Promotion, travel and shareholder relations decreased because travel plans were postponed until the Fourth Quarter of Fiscal 2008. In other words, the decrease represents a timing difference. Finally, during the Third Quarter of Fiscal 2008 management decided to abandon the Niaragui concession and as a result, $3,486 in property payments related to the Niaragui concession was written-off to operations.

Related Party Transactions

During the Third Quarter of Fiscal 2008, the Company paid management fees totalling $9,900 (2007 - $7,800) to a company wholly owned by Willis W. Osborne, Director, management fees totalling $8,250 (2007 - $8,250) to a company wholly owned by Victor Jones, Director, geological fees totalling $9,024 (2007 - $5,872) to Mamadou Keita, Director and accounting fees totalling $3,150 (2007 - $1,220) and consulting fees totaling $3,911 (2007 - $3,216) to the Secretary of the Company.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2008 3rd Q	$ 2,900	$ 126,375	$ 0.004
2008 2nd Q	$ 5,752	$ 211,809	$ 0.008
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.017)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.005)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)
2006 1st Q	$ 161	$ (55,418)	$ (0.003)
2005 4th Q	$ 888	$ (110,126)	$ (0.007)

Investor Relations

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online on SEDAR and at www.greatquest.com.

DATED: November 28, 2008

ON BEHALF OF THE BOARD OF DIRETORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT
SEPTEMBER 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statement of Operations and Deficit
3. Consolidated Statement of Cash Flows
4. Notes to Consolidated Financial Statements

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

September 30, 2008 and 2007

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2008
(With comparative audited figures for December 31, 2007)

	September 30, 2008 (unaudited)	December 31, 2007 (audited)
ASSETS		
Current Assets		
Cash	$ 7,175	$ 190,079
Term deposits	63,444	907,178
Goods and services tax recoverable	35,377	70,885
Prepaid expenses	6,417	19,868
	112,413	1,188,011
Due from African Metals Corporation	8,089	29,797
Due from related parties	491	428
Automobile, equipment and furniture (Note 2)	6,493	8,378
Mineral properties, including deferred costs (Note 3)	6,247,475	5,425,558
Deposits	8,414	8,414
	$ 6,383,375	$ 6,660,586
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities (Note 6)	379,890	670,112
Due to related parties	23,107	23,107
	$ 402,997	$ 693,219
SHARE CAPITAL AND DEFICIT		
Share capital (Note 4)	9,951,872	10,164,159
Contributed surplus (Note 4)	1,117,751	1,011,531
Deficit	(5,089,245)	(5,208,324)
	5,980,378	5,967,367
	$ 6,383,375	$ 6,660,586

Approved by the Directors:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007

	3 Months ended		9 Months ended	
	SEPT 30, 2008	SEPT 30, 2007	SEPT 30, 2008	SEPT 30, 2007
ADMINISTRATION COSTS:				
Accounting and audit	$ 9,150	$ 5,678	$ 29,638	$ 30,386
Amortization	96	138	290	414
Bank charges	146	283	588	990
Consulting	3,911	3,216	14,438	10,868
Investor relations	7,500	8,500	17,000	41,500
Legal	-	1,687	9,883	11,254
Loss on write-off of mineral property (Note 3)	3,486	-	3,486	-
Management fees	18,150	15,400	54,450	34,650
New project costs - Tilemsi	66,488	-	82,676	-
Office and general	15,870	13,554	40,447	40,712
Promotion, travel and shareholder relations	7,490	13,735	50,684	57,645
Rent	10,767	4,866	31,221	14,598
Securities and brokerage fees	3,608	8,198	21,769	31,742
Stock-based compensation	2,932	36,773	98,801	454,938
Telephone and communication	1,473	1,618	6,017	6,575
	151,067	113,646	461,388	736,272
Loss (gain) on foreign exchange	(21,792)	-	17,007	-
Interest income	(2,900)	(5,682)	(16,374)	(8,070)
LOSS FOR THE PERIOD BEFORE TAXES	126,375	107,964	462,021	728,202
INCOME TAXES				
Future income tax (Note 4)	-	-	(581,100)	-
NET (INCOME) LOSS FOR THE PERIOD AFTER TAXES	126,375	107,964	(119,079)	728,202
DEFICIT AT BEGINNING OF PERIOD	4,962,870	4,690,113	5,208,324	4,069,875
DEFICIT AT END OF PERIOD	$ 5,089,245	$ 4,798,077	$ 5,089,245	$ 4,798,077
Basic and diluted earnings (loss) per share	$ (0.004)	$ (0.005)	$ 0.004	$ (0.037)
Weighted average common shares outstanding	30,139,914	20,574,396	28,117,692	21,119,906

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007

	3 Months ended		9 Months ended	
	SEPT 30, 2008	SEPT 30, 2007	SEPT 30, 2008	SEPT 30, 2007
OPERATING ACTIVITIES:				
Net income (loss) for the period	$ (127,414)	$ 212,406	$ 119,079	$ (407,832)
Adjustments:				
Amortization	96	138	290	414
Loss on write-off of mineral property	3,486	-	3,486	-
Stock-based compensation	2,931	36,773	98,801	454,938
Future income taxes (Note 4)	-	(320,370)	(581,100)	(320,370)
	(120,901)	(71,053)	(359,444)	(272,850)
Change in non-cash working capital items:				
Accrued interest receivable	-	(3,894)	-	(3,894)
Accounts receivable	15,600	-	-	-
Goods and services tax recoverable	(28,014)	(911)	35,508	(4,307)
Prepaid expenses	103,952	(4,437)	12,374	4,177
Accounts payable and accrued liabilities	28,356	475,850	(290,222)	397,952
Due to related parties	-	9,705	-	9,977
	(1,007)	405,260	(601,784)	122,701
FINANCING ACTIVITIES:				
Issue of share capital for cash	-	1,089,250	360,000	2,122,563
Share issue costs	-	(87,182)	(12,768)	(109,544)
	-	1,002,068	347,732	2,013,019
INVESTING ACTIVITIES:				
Due from related parties	(3)	36,046	(63)	4,747
Due from African Metals Corporation	11,259	-	21,708	-
Acquisition costs of mineral properties	(2,409)	(4,393)	(31,150)	(77,561)
Deferred exploration and development costs, net of amortization	(643,224)	(549,796)	(762,581)	(1,071,119)
	(634,377)	(518,143)	(772,086)	(1,143,933)
INCREASE (DECREASE) IN CASH	(635,384)	889,185	(1,026,638)	991,787
CASH AT BEGINNING OF PERIOD	706,003	140,437	1,097,257	37,835
CASH AT END OF PERIOD	$ 70,619	$ 1,029,622	$ 70,619	$ 1,029,622
Cash is comprised of:				
Cash	$ 7,175	$ 94,622	$ 7,175	$ 94,622
Term Deposits	63,444	935,000	63,444	935,000
	$ 70,619	$ 1,029,622	$ 70,619	$ 1,029,622

Supplemental cash flow information (Note 8)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007

	Mali	Canada	2008 Total	2007 Total
EXPLORATION COSTS:				
Amortization	$ 1,595	$ -	$ 1,595	$ 2,279
Drilling, reclamation and assays	13,393	711,465	724,858	1,005,602
Exploration surveys	24,765	100	24,865	51,142
Office, consulting and travel	12,857	-	12,857	3,142
Total costs incurred during the period	52,610	711,656	764,175	1,062,165
Balance, beginning of period	3,276,647	1,015,139	4,291,786	2,351,858
Balance, end of period	$ 3,329,257	$ 1,726,704	$ 5,055,961	$ 3,414,023

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2007 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2007 audited consolidated financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	September 30, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 38,775	$ 2,994	$ 3,863
Equipment	18,924	15,543	3,381	4,363
Furniture	2,347	2,229	118	152
	$ 65,040	$ 56,547	$ 6,493	$ 8,378

3. MINERAL PROPERTIES

	September 30, 2008			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,193,975	$ 3,329,256	$ (3,486)	$ 4,519,745
b. Taseko Property	1,025	1,726,705	-	1,727,730
	$ 1,195,000	$ 5,055,961	$ (3,486)	$ 6,247,475

	December 31, 2007			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,270,160	$ 3,408,023	$ (272,978)	$ 4,405,205
b. Taseko Property	1	1,020,352	-	1,020,353
	$ 1,270,161	$ 4,428,375	$ (272,978)	$ 5,425,558

Niaragui Concession

During the current period, the Company paid 1,000,000 FCFA (CDN$2,409) to the owner. Subsequently, the Company abandoned this concession, and accordingly, a total of $3,486 was written-off to operations.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.
The Company has issued shares of its capital stock as follows:

	September 30, 2008		December 31, 2007	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	27,039,914	$ 10,164,159	18,834,147	$ 7,130,161
Issued during the period/year for:				
Cash	3,000,000	360,000	8,040,459	3,292,038
Mineral property	100,000	29,000	165,308	49,452
Share issue costs				
cash	-	(12,768)	-	(144,226)
agents units/warrants	-	(7,419)	-	(86,701)
shares	-	-	-	(49,452)
legal fees	-	-	-	(27,113)
future income taxes on flow-through shares	-	(581,100)	-	-
Balance, end of period/year	30,139,914	$ 9,951,872	27,039,914	$10,164,159

Transactions for the Issue of Share Capital
During the quarter ended September 30, 2008:

Nil

Stock Options

A summary of the status of the Company's stock option plan as of September 30, 2008 and December 31, 2007, and changes during the period and year then ended are as follows:

	September 30, 2008			December 31, 2007		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	1,525,000	$ 0.68	3.72	940,000	$ 0.70	3.59
Exercised	-	-	-	(55,000)	(0.30)	-
Granted	700,000	$0.25	-	865,000	0.65	-
Forfeited/cancelled	-	-	-	(225,000)	(0.74)	-
Options outstanding, end of period/year	2,225,000	$ 0.54	3.45	1,525,000	$ 0.68	3.72

4. SHARE CAPITAL (Continued)

Stock Options (Continued)

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2008:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
250,000	250,000	$ 0.65	November 26, 2009
110,000	110,000	$ 0.65	October 21, 2010
300,000	300,000	$ 0.80	April 18, 2011
100,000	100,000	$ 0.64	May 30, 2012
765,000	765,000	$ 0.65	June 11, 2012
700,000	660,000	$ 0.25	April 8, 2013
2,225,000	2,185,000		

Warrants

At September 30, 2008, the Company had outstanding purchase warrants exercisable to acquire 5,080,101 shares as follows:

Number	Exercise Price	Expiry Date
54,200	$ 0.21	December 18, 2008
75,600	$ 0.27	December 18, 2008
490,000	$ 0.40	December 18, 2008
737,500	$ 0.30 or	December 19, 2008
	$ 0.40	December 18, 2009
925,925	$ 0.40	December 19, 2008
1,190,476	$ 0.30 or	December 19, 2008
	$ 0.40	December 19, 2009
1,606,400	$ 0.20	June 18, 2009
5,080,101		

Compensation Options

Agent Compensation Option Units

At September 30, 2008, the Company had the following compensation option units outstanding:

a. Compensation options to purchase 243,386 compensation units for a period of 2 years at a price of $0.21 per unit and consists of one common share and one compensation unit warrant. Each compensation unit warrant is exercisable at a price of $0.30 until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009 for total of 243,386 warrants.

4. SHARE CAPITAL (Continued)

Contributed surplus

	September 30, 2008	December 31, 2007
Balance, beginning of period/year	$ 1,011,531	$ 467,842
Stock-based compensation expense	98,801	456,988
Agent warrants issued	7,419	86,701
Balance, end of period/year	$ 1,117,751	$ 1,011,531

Stock Based Compensation

During the current period, stock-based compensation has been recorded in the amount of $2,932 and included in contributed surplus. This amount relates to 20,000 options that had vested during the period.

6. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the nine month period ended September 30, 2008:

a. Management fees totalling $29,700 (2007 - $22,400) were incurred with a corporation related to the Company by the CEO of the Company. As at September 30, 2008, $20,790 of the management fees remained unpaid and is included in Accounts payable and accrued liabilities.
b. Management fees totalling $24,750 (2007 - $12,250) were incurred with a corporation related to the Company by the CFO of the Company. As at September 30, 2008, $20,240 of the management fees remained unpaid and is included in Accounts payable and accrued liabilities.
c. Geological fees totalling $28,993 (2007 - $14,223) have been incurred with the VP-Exploration of the Company.
d. Accounting fees totalling $9,004 (2007 - $4,427) and consulting fees totalling $14,437 (2007 - $10,868) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
September 30, 2008			
Automobile, equipment and furniture	$ 5,495	$ 998	$ 6,493
Mineral properties, including deferred costs	4,519,745	1,727,730	6,247,475
	$ 4,525,240	$ 1,728,728	$ 6,253,968

	Mali	Canada	Total
December 31, 2007			
Automobile, equipment and furniture	$ 7,090	$ 1,288	$ 8,378
Mineral properties, including deferred costs	4,405,205	1,020,353	5,425,558
	$ 4,412,295	$ 1,021,641	$ 5,433,936

GREAT QUEST METALS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

7. SEGMENTED INFORMATION (Continued)

	Mali	Canada	Total
For the period ended September 30, 2008			
Loss on foreign exchange	$ (17,007)	$ -	$ (17,007)
Interest income	-	16,374	16,374
Future income tax	-	581,100	581,100
Expenses	(117,268)	(344,120)	(461,388)
	$ (134,275)	$ 253,354	$ 119,079

	Mali	Canada	Total
For the year ended December 31, 2007			
Interest income	$ -	$ 15,783	$ 15,783
Expenses	(322,643)	(831,589)	(1,154,232)
	$ (322,643)	$ (815,806)	$ (1,138,449)

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended September 30, 2008 and December 31, 2007 as follows:

	September 30, 2008	December 31, 2007
Non-cash financing activities:		
Items affecting share capital:		
Shares issued for mineral property	$ (29,000)	$ -
Future income taxes	581,100	-
	$ 552,100	$ -

	September 30, 2008	December 31, 2007
Non-cash investing activities:		
Deferred exploration costs - amortization	$ (1,595)	$ (3,038)
	$ (1,595)	$ (3,038)

9. SUBSEQUENT EVENT

Subsequent to September 30, 2008, the Company was granted the right to acquire a majority interest in the Tilemsi Phosphate Project in Mali. The Company is to be the operator of the project and is acquiring a greater than 70% interest. The Company and its partner in the Tilemsi project, Mali Mining House SA, are to acquire the project by taking over the assets of SEPT SA, a Malian company. A price of approximately $1,500,000 has been negotiated and is to be paid by the Company on completion of on-going negotiations. The Malian Government issued its definitive letter dated November 21, 2008 declaring that the Company is the successful bidder for the Tilemsi Phosphate Project. The award is conditional upon the Company coming to agreement with the Malian Government on the details of the purchase. The Malian Government is requiring that the Company have the purchase price of $1,500,000 available in its bank account pending negotiation of the details of the deal. The Company is also required to pay Mali Mining House SA approximately $500,000 over 27 months and to issue 420,000 common shares in the Company on successful completion of on-going negotiations and regulatory approval of the transaction.

GREAT QUEST METALS LTD.

Corporate Information

(As at November 28, 2008)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. Scott B. Hean, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Great Quest Metals Ltd.

George Butterworth:	604-689-2882
Toll Free:	877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

Berlin-Bremin Exchange
Trading Symbol "GQM"

Frankfurt Exchange
Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	30,139,914
Options:	2,225,000
Warrants:	5,080,101
Compensation Options:	243,386
Compensation Option Warrants:	243,386
Fully Diluted	37,931,787

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA

GREAT QUEST
METALS LTD.

December 4, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on December 4, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

December 4, 2008

Great Quest Amends Warrant Terms

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce that the Company has made an application to the TSX Venture Exchange to amend the Warrant terms for 1,415,925 Warrants expiring on December 18 and 19, 2008 at an exercise price of $0.40 per share.

Upon receiving TSX Venture Exchange approval, the above Warrants will expire on March 19, 2009 at an exercise price of $0.08.

Under TSX Venture Exchange policy, when the Warrant terms are amended, the length of the exercise period must be shortened to 30 days, if, for ten consecutive trading days, the Premium Trading Days, the closing price of the Listed Shares exceeds the revised exercise price by the applicable Private Placement Discount of 25%. The 30 day period will commence 7 calendar days after the 10th Premium Trading Day.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

END